VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Sachin Kohli Sachin.Kohli@weil.com +1 212 310 8294

June 2, 2021

Division of Corporation Finance

Office of Trade & Services

Attn: Lilyanna Peyser, Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Alight, Inc.

Amendment No. 2 to

Registration Statement on Form S-4

Filed May 27, 2021

File No. 333-254801

Dear Ms. Peyser:

On behalf of Alight, Inc. (“Alight” or the “Company”), please find below a response to the comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 2, 2021 (the “Comment Letter”) with regard to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-254801) filed by the Company on May 27, 2021 (together with the exhibits thereto, the “Registration Statement”). In addition, the Company is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes revisions made to the Registration Statement in response to the Staff’s comment.

For the convenience of the Staff’s review, the headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter.

June 2, 2021 Page 2

Amendment No. 2 to Registration Statement on Form S-4 filed, May 27, 2021

Exhibit 5.1

1.

Please delete the inappropriate limitation contained in the penultimate paragraph. Limitations on reliance are not permitted, and purchasers of securities in the offering are entitled to rely on the opinion. Refer to Section II.3.d of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and has filed a new legal opinion of Weil, Gotshal & Manges LLP, which does not include the limitation previously contained in the penultimate paragraph, as Exhibit 5.1 to Amendment No. 3.

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June 2, 2021 Page 3

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Michael Aiello at (212) 310-8552 or me at (212) 310-8294.

Sincerely,

/s/ Sachin Kohli
Sachin Kohli

cc:     Scott Stringer

Staff Accountant

SEC

Joel Parker

Staff Accountant

SEC

Katherine Bagley

Staff Attorney

SEC

Lilyanna Peyser

Special Counsel

SEC

Richard Massey

Chief Executive Officer

Alight, Inc.

Michael Aiello

Weil, Gotshal & Manges LLP